September 20, 2007


By U.S. Mail and Facsimile to (202) 772-9210

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

Attn:  Jay E. Ingram
       Attorney Advisor

Re:	Unisys Corporation
	Definitive 14A
	Filed March 19, 2007
	File No. 001-08729

Dear Mr. Ingram:

This will confirm our telephone conversation today that Unisys Corporation expects to respond by November 2, 2007 to the Commission's comments contained in its August 21, 2007 letter concerning the proxy statement referenced above.

As you requested, this letter will also be submitted via EDGAR as correspondence.

Very truly yours,



Virginia C. Pappas
Associate General Counsel